# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Seacoast Bancorp, Inc., CIK 0001943802
CUSIP: 33631F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 633 CENTRAL AVENUE, DOVER, New Hampshire (NH), 03820
Date of event which requires filing of this statement: 04/07/2025
Filed by CIK 0002064346
Persons authorized to receive notices and communications: William J. Greiner, 12 Aspen Lane, Bedford, New Hampshire (NH), 03110, 603-493-0616; Dodd S. Griffith, Esq., Gallagher, Callahan & Gartrell, P.C., 214 North Main Street, Concord, New Hampshire (NH), 03301, 603-545-3610

## Reporting persons
- DAB Financial LLC (CIK 0002064346): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 272,664; sole dispositive power 0; shared dispositive power 272,664; aggregate amount beneficially owned 272,664 (5.76% of the class)
  Comment: Limited Liability Company
  
  (1) DAB Financial LLC together with William J. Greiner, Arnold S. Farber, and Robert J. Heaps, M.D. may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the LLC Operating Agreement of DAB Financial LLC. Each of William J. Greiner, Arnold S. Farber, and Robert J. Heaps, M.D. expressly disclaims membership in such a group.
  
  (2) Excludes 471 shares of Common Stock owned by Mr. Farber and 100 shares of Common Stock owned by Dr. Heaps, over which neither DAB Financial LLC nor Mr. Greiner have voting or dispositive power.
  
  (3) Percentages calculated on the basis of 4,730,753 shares of Common Stock outstanding as of March 17, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025.
- William J. Greiner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 272,664; sole dispositive power 0; shared dispositive power 272,664; aggregate amount beneficially owned 272,664 (5.76% of the class)
- Arnold S. Farber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 471; shared voting power 0; sole dispositive power 471; shared dispositive power 0; aggregate amount beneficially owned 471 (0.0001% of the class)
  Comment: (1) DAB Financial LLC together with William J. Greiner, Arnold S. Farber, and Robert J. Heaps, M.D. may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the LLC Operating Agreement of DAB Financial LLC. Each of William J. Greiner, Arnold S. Farber, and Robert J. Heaps, M.D. expressly disclaims membership in such a group.
  
  (2) Percentages calculated on the basis of 4,730,753 shares of Common Stock outstanding as of March 17, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025.
- Robert J. Heaps, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0.00002% of the class)
  Comment: (1) DAB Financial LLC together with William J. Greiner, Arnold S. Farber, and Robert J. Heaps, M.D. may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the LLC Operating Agreement of DAB Financial LLC. Each of William J. Greiner, Arnold S. Farber, and Robert J. Heaps, M.D. expressly disclaims membership in such a group.
  
  (2) Percentages calculated on the basis of 4,730,753 shares of Common Stock outstanding as of March 17, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: First Seacoast Bancorp, Inc.
Address of issuer's principal executive offices: 633 CENTRAL AVENUE, DOVER, New Hampshire (NH), 03820
Comment: This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Seacoast Bancorp, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive offices is 633 Central Avenue, Dover, New Hampshire, 03820.

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule13D are collectively referred to as the "Reporting Persons." The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(i) DAB Financial LLC, a Delaware limited liability company ("DAB");
(ii) William J. Greiner, a United States citizen;
(iii) Arnold S. Farber, a United States citizen; and
(iv) Robert J. Heaps, M.D., a United States citizen.

Mr. Greiner is the sole manager of DAB. Mr. Greiner may be deemed to have acquired beneficial ownership of the shares of Common Stock reported in this Schedule 13D by virtue of his role as sole manager of DAB. Mr. Greiner expressly disclaims such beneficial ownership.

Mr. Farber and Dr. Heaps are members of DAB, but have no management authority on behalf of DAB as such. Mr. Farber used personal funds to purchase 471 shares of Common Stock which are registered in his name. Dr. Heaps used personal funds to purchase 100 shares of Common Stock which are registered in his name. Mr. Farber and Dr. Heaps may be deemed to have acquired beneficial ownership of the shares of Common Stock reported in this Schedule 13D by virtue of being members of DAB. Each of Mr. Farber and Dr. Heaps expressly disclaims such beneficial ownership.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.
Residence or business address:
(i) The principal office of DAB is presently located at 63 Sumner Street, Newton, Massachusetts, 02459.

(ii) Mr. Greiner's principal business and residence address is 12 Aspen Lane, Bedford, New Hampshire, 03110. Mr. Greiner is an independent investor.

(iii) Mr. Farber's principal residence address is 200 Evelyn Road, Needham, Massachusetts, 02494. Mr. Farber is retired from business.

(iv) Dr. Heaps' principal residence address is 66 Colonel Daniels Drive, Bedford, New Hampshire, 03110. Dr. Heaps is a board-certified orthopaedic surgeon with surgical privileges at several hospitals and surgery clinics in Southern New Hampshire.
Present principal occupation or employment:
(i) DAB is in the business of investing in securities.

(ii) Mr. Greiner is an independent investor.

(iii) Mr. Farber is retired from business.

(iv) Dr. Heaps is a board certified orthopaedic surgeon with surgical privileges at several hospitals and surgery clinics in Southern New Hampshire.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
Citizenship: DAB is a Delaware limited liability company. Each other Reporting Person is an individual citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by DAB to acquire the Common Stock of the Issuer were obtained from the cash capital contributions of its members. Mr. Farber and Dr. Heaps used personal funds to purchase the shares of Common Stock registered in their individual names.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Stock is undervalued and represents an attractive investment opportunity. The Reporting Persons (excluding Mr. Farber and Dr. Heaps) may engage in discussions with the Issuer's management, the Issuer's board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons intend to re-examine their investments from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, or through block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer's securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, in each case, subject to limitations under applicable law. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as expressly set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used herein are calculated based upon the 4,730,753 shares of Common Stock outstanding as of March 17, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.

272,664 shares of Common Stock are owned directly by DAB and may be deemed to be beneficially owned by Mr. Greiner because Mr. Greiner is the sole manager of DAB. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

272,664 shares of Common Stock are owned directly by DAB and, as sole manager of DAB, Mr. Greiner may be deemed to have shared power to vote and shared power to dispose or direct the disposition of the Common Stock owned by DAB. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities, and disclaims the shared power to vote or dispose of these securities.

Mr. Farber and Dr. Heaps have no agreements with DAB or with Mr. Greiner with respect to the voting or disposition of the Common Stock registered in their individual names. Mr. Farber and Dr. Heaps currently retain sole voting power and sole dispositive power with respect to the Common Stock registered in their individual names.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, no Reporting Person, other than DAB as set forth in the table attached hereto as Exhibit 99.2, effected any transaction in shares of the Common Stock from February 13, 2025 (the date 60 days prior to the filing of this Schedule 13D) to April 14, 2025.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: A Joint Filing Agreement, dated April 11, 2025, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number: Description:

99.1 Joint Filing Agreement by and among DAB Financial LLC, William J. Greiner, Arnold S. Farber, and Dr. Robert J. Heaps dated as of April 11, 2025.

99.2 Transactions in the Common Stock During the Past 60 Days.

99.3 Limited Power of attorney of William Greiner, Manager of DAB Financial LLC.

## Signatures
- DAB Financial LLC: /s/ Dodd S. Griffith, Dodd S. Griffith By POA from William Greiner, Manager (04/14/2025)
- William J. Greiner: /s/ Dodd S. Griffith, Dodd S. Griffith By POA from William Greiner, Manager (04/14/2025)
- Arnold S. Farber: /s/ Dodd S. Griffith, Dodd S. Griffith By POA from William Greiner, Manager (04/14/2025)
- Robert J. Heaps, M.D.: /s/ Dodd S. Griffith, Dodd S. Griffith By POA from William Greiner, Manager (04/14/2025)